

Mail Stop 3561

April 10, 2008

By Facsimile and U.S. Mail

Mark Collin
Chief Financial Officer
Unitil Corporation
6 Liberty Lane West
Hampton, New Hampshire 03842-1720

      RE: **Unitil Corporation**
              File No. 1-8858
              Form 10-K for the year ended December 31, 2007
              Filed on February 12, 2008

Dear Mr. Collin:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Contractual Obligations, page 28

1. Please revise your table of contractual obligations to include your estimated interest payments on debt and planned funding of pension and postretirement benefit plans. Refer to Item 303 (a) (5) of Regulation S-K.

Critical Accounting Policies, page 32

2. Please revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Note 1: Summary of Significant Accounting Policies, page 43
Regulatory Accounting, page 43

3. We noted your disclosure, "the Company is currently receiving or being credited with a return on *primarily* all of its regulated assets for which a cash outflow has been made." Please revise future disclosure to explicitly list any regulatory assets not earning a return and the recovery period for such assets. Refer to paragraph 20 of SFAS no. 71.

Income Taxes, page 47

4. EITF Issue no. 06-3 was effective for interim and annual reporting periods beginning after December 15, 2006. Please disclose your accounting policy with respect to the presentation of income taxes collected on behalf of governmental authorities.

Note 2: Equity, page 47
Unitil Corporation Key Employee Stock Option Plan, page 49

5. We note stock options had accrued and earned dividend equivalents. Please tell us how you reflected such dividend protection in calculating the fair value of options and compensation expense recorded. Refer to the guidance in A35 through A37 and B90 through B93 of SFAS no. 123R. Lastly, explain your consideration of paragraph A37 of Statement 123R which indicates that dividend

equivalents paid to employees on the portion of an award of equity shares or other equity instruments that vests shall be charged to *retained earnings*.

6. If applicable, please disclose any compensation cost capitalized. See paragraph A240.g(1)(b) of SFAS no. 123R.

Item 9A. Controls and Procedures, page 67

7. Please revise your future controls and procedures discussion to disclose any change in the Company's internal control over financial reporting identified in connection with the evaluation that occurred during the Company's last fiscal quarter. Refer to Item 308 (c) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, Donna DiSilvio, Review Accountant, or in their absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant